EXHIBIT 99.1
Condensed Interim Consolidated Financial Statements
Nuvei Corporation
(Unaudited)
For the three and six months ended June 30, 2023 and 2022
(in thousands of US dollars)

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	June 30, 2023	December 31, 2022
		$	$
Assets

Current assets
Cash and cash equivalents		118,382	751,686
Trade and other receivables	5	100,170	61,228
Inventory		2,352	2,117
Prepaid expenses		16,730	12,254
Income taxes receivable		2,963	3,126
Current portion of advances to third parties		36	579
Current portion of contract assets		1,291	1,215

Total current assets before segregated funds		241,924	832,205
Segregated funds		827,075	823,666

Total current assets		1,068,999	1,655,871

Non-current assets
Advances to third parties		—	1,721
Property and equipment		37,187	31,881
Intangible assets	4	1,344,568	694,995
Goodwill	4	1,983,727	1,114,593
Deferred tax assets	4	1,455	17,172
Contract assets		778	997
Processor and other deposits		4,956	4,757
Other non-current assets	13	35,539	2,682

Total Assets		4,477,209	3,524,669

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	June 30, 2023	December 31, 2022
		$	$
Liabilities

Current liabilities
Trade and other payables	6	164,592	125,533
Income taxes payable		22,329	16,864
Current portion of loans and borrowings	7	41,375	8,652
Other current liabilities		8,091	4,224

Total current liabilities before due to merchants		236,387	155,273
Due to merchants		827,075	823,666

Total current liabilities		1,063,462	978,939

Non-current liabilities
Loans and borrowings	7	1,234,102	502,102
Deferred tax liabilities	4	164,312	61,704
Other non-current liabilities		2,763	2,434

Total Liabilities		2,464,639	1,545,179

Equity

Equity attributable to shareholders
Share capital	8	1,955,991	1,972,592
Contributed surplus		274,891	202,435
Deficit		(188,825)	(166,877)
Accumulated other comprehensive loss		(43,429)	(39,419)

		1,998,628	1,968,731
Non-controlling interest		13,942	10,759

Total Equity		2,012,570	1,979,490

Total Liabilities and Equity		4,477,209	3,524,669
Contingencies	16
Subsequent event	17
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
(Unaudited)
For the three and six months ended June 30

(in thousands of US dollars, except for per share amounts)

		Three months ended June 30		Six months ended June 30
		2023	2022	2023	2022
	Notes	$	$	$	$
Revenue	9	307,026	211,294	563,524	425,838
Cost of revenue	9	53,926	35,980	108,522	82,896
Gross profit		253,100	175,314	455,002	342,942

Selling, general and administrative expenses	9	221,755	146,505	416,373	293,317
Operating profit		31,345	28,809	38,629	49,625

Finance income	10	(961)	(1,665)	(6,336)	(2,296)
Finance cost (recovery)	10	29,318	(1,973)	47,786	5,768
Net finance cost (income)		28,357	(3,638)	41,450	3,472
Gain on foreign currency exchange		(11,115)	(8,467)	(12,513)	(7,887)
Income before income tax		14,103	40,914	9,692	54,040

Income tax expense		2,486	5,831	6,364	14,443
Net income		11,617	35,083	3,328	39,597

Other comprehensive income (loss), net of tax
Item that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences		(9,068)	(25,593)	(4,010)	(30,455)
Comprehensive income (loss)		2,549	9,490	(682)	9,142

Net income attributable to:
Common shareholders of the Company		9,923	33,979	145	36,982
Non-controlling interest		1,694	1,104	3,183	2,615
		11,617	35,083	3,328	39,597

Comprehensive income (loss) attributable to:
Common shareholders of the Company		855	8,386	(3,865)	6,527
Non-controlling interest		1,694	1,104	3,183	2,615
		2,549	9,490	(682)	9,142

Net income per share	12
Net income per share attributable to common shareholders of the Company
Basic		0.07	0.24	—	0.26
Diluted		0.07	0.23	—	0.25
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
(Unaudited)
For the six months ended June 30

(in thousands of US dollars)

		2023	2022
	Notes	$	$
Cash flow from operating activities
Net income		3,328	39,597
Adjustments for:
Depreciation of property and equipment		6,811	3,720
Amortization of intangible assets		56,770	49,769
Amortization of contract assets		758	913
Share-based payments	9	71,442	69,851
Net finance cost	10	41,450	3,472
Gain on foreign currency exchange		(12,513)	(7,887)
Income tax expense		6,364	14,443
Changes in non-cash working capital items	15	(8,430)	(4,819)
Interest paid		(42,769)	(8,805)
Interest received		7,560	1,241
Income taxes paid - net		(13,927)	(4,272)
		116,844	157,223
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	(1,379,778)	—
Acquisition of property and equipment		(5,902)	(4,662)
Acquisition of intangible assets		(21,143)	(16,425)
Acquisition of distributor commissions		(20,318)	—
Increase in other non-current assets	13	(31,816)	(965)
Net decrease in advances to third parties		245	1,566
		(1,458,712)	(20,486)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	8	(56,042)	(109,158)
Transaction costs from issuance of shares		—	(626)
Proceeds from exercise of stock options	8	6,399	1,129
Repayment of loans and borrowings	7	(76,560)	(2,560)
Proceeds from loans and borrowings	7	852,000	—
Transaction costs related to loans and borrowings	7	(14,650)	—
Payment of lease liabilities		(2,622)	(1,682)
Purchase of non-controlling interest		—	(39,751)
Dividend paid by subsidiary to non-controlling interest		—	(260)
		708,525	(152,908)
Effect of movements in exchange rates on cash		39	(10,785)
Net decrease in cash and cash equivalents		(633,304)	(26,956)
Cash and cash equivalents – Beginning of period		751,686	748,576
Cash and cash equivalents – End of period		118,382	721,620
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
For the six months ended June 30

(in thousands of US dollars)

		Attributable to shareholders of the Company				Non- Controlling interest	Total equity
	Notes	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive loss
		$	$	$	$	$	$

Balance as at January 1, 2022		2,057,105	69,943	(108,749)	(8,561)	12,102	2,021,840

Contributions and distributions
Exercise of equity-settled share-based payments		1,344	(215)	—	—	—	1,129
Equity-settled share-based payments		—	69,851	—	—	—	69,851
Tax effect - equity-settled share-based payments		—	(2,410)	—	—	—	(2,410)
Shares repurchased and cancelled		(29,094)	—	(43,290)	—	—	(72,384)
Effect of share repurchase liability		(14,672)	—	(27,812)	—	—	(42,484)
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interest, net of tax		—	—	(33,445)	—	(6,306)	(39,751)
Net income and comprehensive income		—	—	36,982	(30,455)	2,615	9,142

Balance as at June 30, 2022		2,014,683	137,169	(176,314)	(39,016)	8,151	1,944,673

Balance as at January 1, 2023		1,972,592	202,435	(166,877)	(39,419)	10,759	1,979,490

Contributions and distributions
Exercise of equity-settled share-based payments	8, 11	16,777	(10,378)	—	—	—	6,399
Equity-settled share-based payments	4, 11	—	81,127	—	—	—	81,127
Tax effect - equity-settled share-based payments		—	1,707	—	—	—	1,707
Effect of share repurchase liability	8	(33,378)	—	(22,093)	—	—	(55,471)
Net income and comprehensive loss		—	—	145	(4,010)	3,183	(682)

Balance as at June 30, 2023		1,955,991	274,891	(188,825)	(43,429)	13,942	2,012,570
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".
2. Basis of preparation and consolidation
Statement of compliance
These Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the audited annual consolidated financial statements for the year ended December 31, 2022 were applied consistently in the preparation of these condensed interim consolidated financial statements. Accordingly, these Condensed Interim Consolidated Financial Statements should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022.
The Condensed Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2023 were authorized for issue by the Company’s Board of Directors on August 9, 2023.
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.
Estimates, judgments and assumptions
The preparation of these Condensed Interim Consolidated Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company's audited annual consolidated financial statements for the year ended December 31, 2022.
3. Significant accounting policies and new accounting standards
The accounting policies used in these interim financial statements are consistent with those applied and disclosed in the Company's audited annual consolidated financial statements for the year ended December 31, 2022.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
New accounting standards and interpretations adopted
Amendments to IAS 12 Income taxes
These amendments provide a temporary relief from the requirement to recognize deferred income taxes arising from the Organisation for Economic Co-operation and Development's enacted or substantively enacted Pillar Two Model rules. The Company has applied these amendments.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. There were no significant updates to the standards and interpretations issued but not yet adopted described in the Company's audited annual consolidated financial statements for the year ended December 31, 2022.
4. Business combinations
Transactions for the six months ended June 30, 2023
Paya Holdings Inc.
On February 22, 2023, the Company acquired 100% of the shares of Paya Holdings Inc. ("Paya"), a leading U.S. provider of integrated payment and frictionless commerce solutions, for a total consideration of $1,401,121, comprised of $1,391,435 in cash and $9,686 of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by the Company of seller-related payments of $51,876 paid by Paya immediately prior to closing and thereby increased the calculated purchase price. The Company determined that the transaction met the definition of a business combination. Acquisition costs of $15,470 have been expensed during the six months ended June 30, 2023. For the period from the acquisition date to June 30, 2023, Paya contributed revenue of $106,158 and net income of $9,299. The net income includes the amortization of identifiable intangible assets acquired.
Assuming this business combination would have been completed on January 1, 2023, Paya would have contributed pro forma revenue of approximately $146,076 and pro forma net income of approximately $10,019 for the six months ended June 30, 2023. In determining these amounts, the Company assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023. In order to align with the Company's presentation, Paya's revenue contribution amounts are presented net of interchange fees, which was not the case for a small portion of fees prior to its acquisition by the Company.
Paya has become part of the Company's United States federal consolidated tax group. During the six months ended June 30, 2023, this resulted in the set-off of deferred tax assets of the Company with the deferred tax liabilities of Paya.
Since the initial purchase price allocation was recognized, the portion of replacement share-based awards that was considered part of the consideration transferred has been increased by $2,641, current assets decreased by $992, current liabilities increased by $1,015 and deferred tax liabilities decreased by $506 relating to new information obtained about facts and circumstances that existed at the time of acquisition. Those adjustments to the provisional amounts have been recorded with a corresponding impact on goodwill of $4,142.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Other
On March 1, 2023, the Company acquired certain assets of a service provider. The Company determined that the transaction met the definition of a business combination. The total cash consideration for this acquisition was $10,000. Acquisition costs of $129 have been expensed during the six months ended June 30, 2023. For the period from the acquisition date to June 30, 2023, those assets contributed revenue of $522 and net loss of $1,145. The net loss includes the amortization of identifiable intangible assets acquired resulting from the transaction on March 1, 2023.
Assuming this business combination would have been completed on January 1, 2023, the Company estimates that those assets would have contributed pro forma revenue of $794 and pro forma net loss of $1,881 for the six months ended June 30, 2023. In determining these amounts, the Company has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Preliminary Purchase Price Allocation
The following table summarizes the preliminary amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in the six months ended June 30, 2023:

	Paya $	Other $	Total $
Assets acquired
Cash	21,657	—	21,657
Segregated funds	244,798	—	244,798
Trade and other receivables	23,555	—	23,555
Inventory	293	—	293
Prepaid expenses	2,816	—	2,816
Property and equipment	5,419	12	5,431
Processor deposits	385	—	385
Intangible assets
Software	3,131	—	3,131
Trademarks	16,607	—	16,607
Technologies	178,173	6,908	185,081
Partner and merchant relationships	455,364	—	455,364
Goodwill[1]	862,859	3,193	866,052
	1,815,057	10,113	1,825,170
Liabilities assumed
Trade and other payables	(30,037)	(113)	(30,150)
Current portion of loans and borrowings	(1,142)	—	(1,142)
Other current liabilities	(2,842)	—	(2,842)
Due to merchants	(244,798)	—	(244,798)
Income taxes payable	(2,652)	—	(2,652)
Loans and borrowings	(2,492)	—	(2,492)
Deferred tax liabilities	(129,973)	—	(129,973)
	(413,936)	(113)	(414,049)
Total consideration
Cash paid	1,391,435	10,000	1,401,435
Share-based payments (note 11)	9,686	—	9,686
	1,401,121	10,000	1,411,121
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Paya acquisition is not deductible for income tax purposes.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
5. Trade and other receivables

	June 30, 2023	December 31, 2022
	$	$
Trade receivables	65,116	36,298
Due from processing banks	22,560	19,133
Other receivables	12,494	5,797
Total	100,170	61,228
6. Trade and other payables
Trade and other payables comprise the following:

	June 30, 2023	December 31, 2022
	$	$
Trade payables	74,083	43,813
Accrued bonuses and other compensation-related liabilities	46,584	36,379
Sales tax payable	7,756	8,007
Interest payable	525	458
Due to processors	8,041	6,923
Due to merchants not related to segregated funds	17,540	20,076
Other accrued liabilities	10,063	9,877
	164,592	125,533

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
7. Loans and borrowings
The terms and conditions of the Company’s loans and borrowings are as follows:

		June 30, 2023		December 31, 2022
	Notes	Facility	Carrying amount	Facility	Carrying amount
		$	$	$	$
Amended and restated credit facility	(a)
Term loan facilities		501,732	496,762	504,292	498,199
Revolving credit facility		385,000	—	385,000	—
New reducing revolving credit facility	(b)	778,000	763,926	—	—
Total credit facilities			1,260,688		498,199

Lease liabilities			14,789		12,555
			1,275,477		510,754
Current portion of loans and borrowings			(41,375)		(8,652)
Loans and borrowings			1,234,102		502,102
Facility amount represents the principal amount of the credit facility. The carrying amount of loans and borrowings is presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.
a)Amended and restated credit facility
The outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance is payable at maturity on September 28, 2025. The revolving facility matures on September 28, 2024. The Amended and restated credit facility is secured by all current and future assets of the Company and its existing and future subsidiaries.
i)Loans drawn in US dollars under the First Lien Credit facilities bear interest at the ABR1 plus 1.50% or the adjusted eurocurrency2 rate plus 2.50%. As at June 30, 2023, the outstanding Term loan facilities interest rate was 7.72% (December 31, 2022 – 6.89%).
ii)Loans drawn in Canadian dollars under the First Lien Credit facilities bear interest at the Canadian prime rate plus 1.50% or banker’s acceptance rate plus 2.50%. As at June 30, 2023 and December 31, 2022 there was no loan denominated in Canadian dollars.
iii)LIBOR is no longer available following the benchmark reform and was replaced by the Term Secured Overnight Financing Rate (“SOFR”). For the term loan facilities, LIBOR for the interest computation was replaced by the sums of: a) Term SOFR; and b) 0.11% for interest period of one-month, 0.26% for interest period of three months or 0.43% for interest period of six months. For the revolving credit facility, LIBOR was replaced by the sums of: a) Term SOFR; and b) 0.10%.
1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%; b) LIBOR plus 1%; c) Prime rate; and d) 1.50%.
2 The adjusted Eurocurrency rate is defined as an interest rate per annum equal to the greater of: a) the Eurocurrency rate multiplied by the Statutory Reserve rate and b) 0.50%.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
b) New reducing revolving credit facility
On February 22, 2023, concurrent with the completion of the Paya acquisition (Note 4), the Company entered into a new reducing revolving credit facility in an amount of $800,000. Commencing on June 30, 2023, the commitments in respect of this facility will automatically be permanently reduced by $10 million on the last day of each fiscal quarter. The maturity date of this facility is September 28, 2025. Until the delivery of the Company's financial statements for the quarter ending September 30, 2023, borrowings under the new reducing revolving credit facility bear interest, at the Company's option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin of 3.00% or (b) the Alternate base rate1 plus a margin of 2.00%. Thereafter, borrowings under the new reducing revolving credit facility will bear interest, at the Company's option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin ranging from 2.5% to 3.25% or (b) the Alternate base rate1 plus a margin ranging from 1.50% to 2.25%, in each case, based on a first lien leverage ratio. As at June 30, 2023, the new reducing revolving credit facility interest rate was 8.20%.
The new reducing revolving credit facility is secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the new reducing revolving facility is subject to the Company's ability to maintain a total leverage ratio of less than or equal to 4.50 : 1.00 for the test period before September 30, 2023, and with the ratio decreasing by 0.25 on October 1, 2023 and every six months thereafter, until it reaches 3.50 : 1.00 on March 31, 2025. The total leverage ratio considers the Company's consolidated net debt, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement. The Company must also maintain its interest coverage ratio above 2.50 : 1.00. The interest coverage ratio considers the Company's consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement, to consolidated cash interest expense. The Company was in compliance with all applicable covenants as at June 30, 2023.

1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%; b) Adjusted Term Secured Overnight Financing Rate (“SOFR”) effective plus 1.00%; (c) Prime Rate; and (d) 1.00%.
8. Share capital
On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the Toronto Stock Exchange ("TSX") and the Nasdaq and applicable securities laws. During the six months ended June 30, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56,042.
The Company also issued 815,201 Subordinate Voting Shares for a cash consideration of $6,399 during the six months ended June 30, 2023 following the exercise of stock options and the settlement of Restricted Share Units ("RSUs").
There were 76,064,619 Multiple Voting Shares and 62,926,809 Subordinate Voting Shares outstanding as at June 30, 2023.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Share repurchase liability
In March 2023, the Company entered into an automatic share purchase plan ("ASPP") with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker was authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to rules and policies of the TSX and the Nasdaq and applicable securities laws, such as a daily purchase restriction. The Company recognized a share repurchase liability on that date. The fair value of the share repurchase liability was determined using the Company's quoted share price.
During the six months ended June 30, 2023, shares were repurchased and cancelled under the ASPP for a cash consideration of $56,042. The change in fair value of share repurchase liability during the six months ended June 30, 2023 was a loss of $571.
9. Revenue and expenses by nature

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
	$	$	$	$
Revenue
Merchant transaction and processing services revenue	304,935	209,121	559,448	421,533
Other revenue	2,091	2,173	4,076	4,305
	307,026	211,294	563,524	425,838

Cost of revenue
Processing cost	52,729	34,806	106,223	80,660
Cost of goods sold	1,197	1,174	2,299	2,236
	53,926	35,980	108,522	82,896

Selling, general and administrative expenses
Commissions	60,268	29,757	98,567	57,555
Employee compensation	53,409	37,443	99,130	75,242
Share-based payments	35,869	32,664	71,442	69,851
Depreciation and amortization	35,925	27,046	63,581	53,489
Professional fees	11,327	4,784	39,992	12,434
Transaction losses (recovery)	1,842	(379)	3,535	(1,772)
Contingent consideration adjustment	—	(504)	—	(504)
Other	23,115	15,694	40,126	27,022
	221,755	146,505	416,373	293,317

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
10. Net finance cost (income)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
	$	$	$	$
Finance income
Interest on advances to third parties and interest income	(961)	(1,665)	(6,336)	(2,296)

Finance cost (recovery)
Interest on loans and borrowings (excluding lease liabilities)	28,751	5,259	46,358	10,152
Change in fair value of share repurchase liability	—	(7,884)	571	(5,710)
Interest expense on lease liabilities	177	159	349	265
Other interest expense	390	493	508	1,061
	29,318	(1,973)	47,786	5,768

Net finance cost (income)	28,357	(3,638)	41,450	3,472
11. Share-based payment arrangements
The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, RSUs, Performance Share Units ("PSUs") and Deferred Share Units (“DSUs”) to eligible participants.
RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. DSUs vest immediately as they are granted for past services. The RSUs and PSUs vest over a period of up to three years.
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the six months ended June 30, 2023:

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of period	3,892,643	1,778,431	48,596	8,594,289	56.24
Forfeited	(266,888)	(454,132)	—	(142,597)	81.53
Replacement awards in a business combination	909,735	—	—	414,606	19.71
Granted	783,151	—	22,758	49,068	28.75
Exercised	(303,049)	—	—	(511,716)	12.41
Outstanding, end of period	5,015,592	1,324,299	71,354	8,403,650	56.51

Exercisable, end of period	474,006	141,122	71,354	3,610,093	23.33

Granted - weighted average grant date fair value[1]	$27.35	—	$33.94	$18.15	—
1 Granted - weighted average grant date fair value includes units granted and replacement awards in a business combination.
Share-based payments by exercise price
The table below summarizes the share-based payments units outstanding based on the greater of the exercise price and the share price to be reached under the market performance conditions:

	As at June 30, 2023		For the six months ended June 30, 2023
	Units outstanding	Unrecognized share-based payments	Share-based payments
		$	$

$0.00 - $37.51	10,495,285	111,314	49,159
$47.21 - $78.58	718,501	1,010	572
$104.53 and above	3,601,109	49,809	21,711
Total	14,814,895	162,132	71,442
As at June 30, 2023, unrecognized share-based payments expense was approximately $162,132. The period over which such expense will be recognized is 4.5 years (0.8 year on a weighted average basis).
Replacement awards in a business combination
In connection with the Paya acquisition, the Company granted 909,375 RSU and 414,606 stock options to replace awards held by Paya employees under a new plan ("Paya equity plan"). Under the Paya equity plan, 1,324,341 Subordinate Voting Shares of the Company are reserved for issuance and issuable upon the exercise or settlement of awards, which represents the replacement awards granted upon closing of the Paya acquisition. The Company cannot grant further awards under the Paya equity plan.
The portion of the replacement awards at the acquisition date relating to services rendered up to the acquisition date, representing an amount of $9,686 was included as part of the consideration transferred (note 4). At the acquisition date, the portion of the replacement awards' fair value relating to services to be rendered in the future was $12,077 and will be recognized as compensation expense over the remaining vesting period.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The fair value of stock options granted as replacement awards was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Replacement awards
Share price	$31.49
Exercise price	$19.71
Risk-free interest rate	4.00%
Expected volatility	35.5%
Dividend yield	—
Expected term	6.0 years
12. Net income per share
Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the six months ended June 30, 2023 and 2022, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income (loss) per share because the effect was anti-dilutive.

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
	$	$	$	$
Net income attributable to common shareholders of the Company (basic and diluted)	9,923	33,979	145	36,982
Weighted average number of common shares outstanding – basic	138,841,224	141,442,328	139,245,992	142,148,713
Effect of dilutive securities	4,700,797	3,442,514	4,306,514	3,554,576
Weighted average number of common shares outstanding – diluted	143,542,021	144,884,842	143,552,506	145,703,289
Net income per share attributable to common shareholders of the Company:
Basic	0.07	0.24	0.00	0.26
Diluted	0.07	0.23	0.00	0.25
13. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
As at June 30, 2023 and December 31, 2022, financial instruments measured at fair value in the Condensed Interim Consolidated Financial Statements statements of financial position were as follows:

	Notes	Fair value hierarchy	June 30, 2023	December 31, 2022
			$	$
Assets
Investments measured at fair value through profit or loss		Level 1	1,145	1,002
Investments measured at fair value through profit or loss		Level 3	2,148	2,148
Investment in equity instrument designated at fair value through other comprehensive income		Level 3	25,861	—
Advances to a third party independent sales organization		Level 3	—	2,154

The following table presents the changes in level 3 items for the six months ended June 30, 2023:

	Advances to a third party independent sales organization	Investments measured at fair value through profit or loss	Investment measured at fair value through other comprehensive income
	$	$	$
Balance as at December 31, 2022	2,154	2,148	—
Acquisition	—	—	25,000
Merchant residuals received, net of interest on advances to a third parties	(108)	—	—
Settlement of advances to a third party	(2,046)	—	—
Effect of movements in exchange rates	—	—	861
Balance as at June 30, 2023	—	2,148	25,861

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Fair value remeasurement of level 3 instruments is recognized in selling, general and administrative expenses. Investments measured at fair value through profit and loss and through other comprehensive income are recognized in other non-current assets. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•On March 15, 2023, the Company acquired an equity interest in a private company for a total cash consideration of $25,000. The company designated this equity investment at fair value through other comprehensive income.
•As at June 30, 2023, the fair value of the contingent consideration for the Mazooma acquisition is nil (nil for December 2022). The fair value of the contingent consideration is determined using a formula specified in the purchase agreement. The main assumption is the forecast of financial performance. The maximum contingent consideration that could be paid if the future financial targets are met is $331,658 thousands Canadian dollars ($250,346).
14. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
	$	$	$	$
Salaries and short-term employee benefits	2,190	1,317	4,650	2,667
Share-based payments	19,050	16,281	37,683	34,147
	21,240	17,598	42,333	36,814
Other related party transactions

		Three months ended June 30		Six months ended June 30
		2023	2022	2023	2022
		$	$	$	$
Expenses – Travel	(i)	469	51	947	338
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
15. Supplementary cash flow disclosure

	Six months ended June 30
	2023	2022
	$	$
Changes in non-cash working capital items:
Trade and other receivables[1]	(16,776)	(13,417)
Inventory	58	32
Prepaid expenses	(1,660)	(738)
Contract assets	(591)	(1,012)
Trade and other payables	9,185	16,350
Other current and non-current liabilities	1,354	(6,034)
	(8,430)	(4,819)
1 Interest received on cash and cash equivalents has been presented separately within cash flows from operating activities (previously was presented within cash flow movements on trade and other receivables). Interest received that was reclassified from trade and other receivables was $1,241 for the six months ended, June 30, 2022.
16. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Condensed Interim Consolidated Financial Statements.
17. Subsequent event
On August 8, 2023, the Board of Directors approved a regular quarterly cash dividend of $0.10 per common share payable on September 5, 2023 to shareholders of record on August 21, 2023.